SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 1998

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        for the transition period from to


Commission file number              1-11507


                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN


                             JOHN WILEY & SONS, INC.
                      605 Third Avenue, New York, NY 10158

                 John Wiley & Sons, Inc. Employees' Savings Plan
                   Index to Financial Statements and Schedules
                        As of December 31, 1998 and 1997

                                                                       Page No.

       Report of Independent Public Accountants                             1

       Statements of Net Assets Available for Benefits
         as of December 31, 1998 and 1997                                   2

       Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1998                    3A-B

       Notes to Financial Statements                                      4-7

       Supplemental Schedules:

       I      Item 27A   Schedule of Assets Held for Investment
              Purposes as of December 31, 1998                              8

       II     Item 27A   Schedule of Assets Held for Investment
              Purposes as of December 31, 1998                              9

       III    Item 27D   Schedule of Reportable Transactions for
              the Year Ended December 31, 1998                             10

       Signature 11

       Consent of Independent Public Accountants                           12


       All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

To the Benefits Administration Board
         of the John Wiley & Sons, Inc.
         Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I, II and III) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

New York, New York
April 23, 1999

                 John Wiley & Sons, Inc. Employees' Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 1998 and 1997

                                                   December 31,
                                              1998             1997
                                            -------------------------
 Plan Funds, at market value:
   Balanced Fund                          $17,729,440     $16,107,997
   Indexed Equity Fund                     16,163,017      13,023,523
   Growth Equity Fund                       6,118,845       6,488,841
   Small Capitalization Equity Fund         5,323,584       5,227,701
   Money Market Fund                        4,824,987       3,953,183
   Stock Fund                               4,507,203       1,968,362
   Bond Fund                                4,040,906       3,623,718
   International Equity Fund                2,839,584       2,414,104
   Participant Loans                        1,320,205       1,030,409
                                            -------------------------
   Total                                   62,867,771     53,837,838
Contributions Receivable                      181,589         --
                                            -------------------------
Net Assets Available for Benefits         $63,049,360     $53,837,838
                                           =========================

        The accompanying notes are an integral part of these statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1998
                                    (Part A)


                                                           Growth       Small Cap.        Money          Wiley
                             Balanced       Indexed        Equity         Equity          Market         Stock
                              Fund           Fund           Fund           Fund           Fund           Fund
-----------------------------------------------------------------------------------------------------------------

Investment income          $1,977,128      $ 250,314       $ 67,373       $ 47,189       $216,839        $22,285

Realized and
 unrealized gains             (23,958)     3,409,681      (150,480)        168,751          ---        1,936,359
 and (losses)

Interest on loans              ---            ---            ---            ---             ---            ---

Contributions               1,220,537      1,133,839        846,692        601,891        415,472        311,716
                         ----------------------------------------------------------------------------------------
Total additions             3,173,707      4,793,834        763,585        817,831        632,311      2,270,360

Withdrawals                (1,716,413)    (1,072,474)      (319,566)      (477,964)      (576,599)      (246,961)


Canceled loans of
 terminated
 participants                 ---            ---            ---            ---            ---            ---
                         ----------------------------------------------------------------------------------------

Interfund transfers           164,149      (581,866)      (814,015)      (243,984)        816,092        515,442
                         ----------------------------------------------------------------------------------------
Net deductions             (1,552,264)   (1,654,340)    (1,133,581)      (721,948)        239,493        268,481
                         ----------------------------------------------------------------------------------------
Net change                  1,621,443     3,139,494       (369,996)        95,883         871,804      2,538,841

Net assets available
  for benefits at
  December 31, 1997        16,107,997     13,023,523      6,488,841      5,227,701      3,953,183      1,968,362
                         ----------------------------------------------------------------------------------------
Net assets available
for benefits at
December 31, 1998         $17,729,440    $16,163,017     $6,118,845     $5,323,584     $4,824,987     $4,507,203
                         ========================================================================================


                 John Wiley & Sons, Inc. Employees' Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1998
                                    (Part B)


                            Bond       Int'l Equity  Contributions   Participant
                            Fund           Fund        Receivable       Loans          Total
----------------------------------------------------------------------------------------------

Investment income      $   213,475    $    56,454    $     --     $      --      $  2,851,057

Realized and
 unrealized gains
 and (losses)               44,504        352,137                                   5,736,994

Interest on loans             --             --            --          74,157          74,157

Contributions              315,495        333,323       181,589          --         5,360,554
                         ---------------------------------------------------------------------
Total additions            573,474        741,914       181,589        74,157      14,022,762
                         ---------------------------------------------------------------------
Withdrawals               (234,686)      (131,396)         --            --        (4,776,059)

Canceled loans of
terminated
participants                  --             --            --         (35,181)        (35,181)

Interfund transfers         78,400       (185,038)         --         250,820            --
                         ---------------------------------------------------------------------
Net deductions            (156,286)      (316,434)         --         215,639      (4,811,240)
                         ---------------------------------------------------------------------
Net change                 417,188        425,480       181,589       289,796       9,211,522

Net assets available
for benefits at          3,623,718      2,414,104          --       1,030,409      53,837,838

December 31, 1997      $ 4,040,906    $ 2,839,584    $  181,589   $ 1,320,205    $ 63,049,360
                         ---------------------------------------------------------------------
Net assets available
for benefits at
December 31, 1998      $ 4,040,906    $ 2,839,584    $  181,589   $ 1,320,205    $ 63,049,360
                         =====================================================================

         The accompanying notes are an integral part of this statement.


                 John Wiley & Sons, Inc. Employees' Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(1)        Description of the Plan:

                The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as amended on various dates through December 31, 1998. Participants should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

           General -

                The Plan is a defined contribution plan covering employees of John Wiley & Sons, Inc. (the "Company" ). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

           Administration -

                The Plan is administered by the Benefits Administration Board of
                the  Company  (the  "Plan   Administrator")  whose  members  are
                appointed by the Company's Board of Directors.

                The Vanguard Group (the "Trustee") was appointed trustee on April 1, 1998, replacing The First National Bank of Boston.

                The Plan's assets are managed by the Vanguard Group and Friess Associates. Prior to April 1, 1998, T. Rowe Price managed the participants' investments in an international equity fund. On that date, balances in the T. Rowe Price fund were transferred to an international equity fund managed by the Vanguard Group.

                The administrative expenses of the Plan are paid directly by the Company.

           Eligibility -

                Each employee who has completed six months of service is eligible to participate in the Plan on the next January 1, or July 1, or the first of any month thereafter.

           Vesting -

                A participant's contribution is fully vested and non-forfeitable at all times. The Company's contribution becomes fully vested to the participant upon attaining age 65, at retirement, total disability or death, or upon completion of 3 years of participation or 5 years of service. After 1 year but less than 2 years of participation, one-third of the Company's contribution becomes vested. After 2 years but less than 3 years of participation, two-thirds of the Company's contribution becomes vested.

           Contributions -

                A participant designates between 2% and 15% of his or her base pay plus overtime which is withheld from the participant's payroll check and is invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 50% of the first 6% of each participant's contribution, which amounted to $1,178,170 and $1,193,027 in the years ended December 31, 1998 and 1997, respectively.

                No more than 10% of a participant's compensation can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. The participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 1998 amounted to $10,000.

           Investment of Contributions -

                A participant can invest his or her contribution and the Company's contribution in 1% multiples among any combination of eight available investment options which include a choice of seven mutual funds and the Company Stock Fund, provided that contributions to the Company Stock Fund do not exceed 25%. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Company Stock Fund.

                A participant is permitted to change the allocation of his or her contribution and to transfer existing fund balances to other investment options daily.

                The seven mutual funds are: the Vanguard Short Term Federal fund, a bond fund which invests in short term securities (average maturities of 2 to 3 years) of the U. S. Government and its agencies; the Vanguard Indexed 500 fund, an indexed equity fund which invests in common stocks that correspond to the S & P 500 index; the Vanguard Federal Portfolio, a money market fund which invests in money market securities issued by the U. S. Government and its agencies; the Vanguard Wellington fund, a balanced fund which invests in a diversified and balanced portfolio of bonds and common stocks; the Vanguard Explorer fund, a small capitalization equity fund which invests primarily in common stocks of small capitalization companies; the Brandywine fund, a growth equity fund which invests primarily in the stocks of companies that have proven records of profitability; and the Vanguard International Equity fund, an international equity fund which invests primarily in the stocks of established non-U. S. issuers.

                The Company Stock Fund invests solely in the Class A Common Stock of the Company.

           Withdrawals -

                Withdrawals by participants of deferred cash dollars are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

           Forfeitures -

                If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to participants' accounts are used to reduce the Company's contribution. Forfeitures amounting to $144,580 were used to reduce the Company's contribution in 1998.

           Termination of Employment -

                Upon termination of employment, a participant has the option of receiving a lump-sum cash payment or leaving his or her account balance in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

                Participants who retire (a) on disability, (b) at age 55 or later with 10 or more years of service, or (c) at age 65 or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a 5, 10, or 15 year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

           Loans -

                Participants may borrow from the vested portion of their account, then repay the loan with interest through payroll deductions. The length of loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the employee's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)        Significant Accounting Policies:

           Method of Accounting -

                The books and records of the Plan are maintained on a cash basis. All the necessary adjustments have been recorded to present the financial statements on an accrual basis. Certain prior year amounts have been reclassified to conform to the current year's presentation.

           Valuation of Investments -

                Investments are reflected in the accompanying statements of net assets available for benefits at market value as determined by the Trustee. Such market value has been determined based on quoted market prices.

           Use Of Estimates -

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)        Investments:

                The fair market value of investments that represent 5% or more of the Plan's net assets as of December 31, 1998, and their corresponding value at December 31, 1997 are as follows:

                                                 1998          1997
                                             -----------   -----------
          Balanced Fund                      $17,729,440   $16,107,997
          Indexed Equity Fund                 16,163,017    13,023,523
          Growth Equity Fund                   6,118,845     6,488,841
          Small Capitalization Equity Fund     5,323,584     5,227,701
          Money Market Fund                    4,824,987     3,953,183
          Stock Fund                           4,507,203     1,968,362
          Bond Fund                            4,040,906     3,623,718

                Realized and unrealized gains and losses on investments, as shown in the accompanying statement of changes in net assets available for plan benefits, are based on the value of the assets at the beginning of the year or at the time of purchase, if purchased during the year.

                Reference is made to the attached schedule of assets held for investment purposes for further information on investments.

(4)        Contributions Receivable:

                The amount shown in the financial statements as Contributions Receivable represents the contributions of both Plan participants and the Company for the pay period ended December 31, 1998. These amounts were transferred to the Trustee after the close of the Plan year.

(5)        Tax Status:

                In December of 1993, the Plan received a favorable determination letter from the IRS regarding compliance with Section 401 (a) of the Internal Revenue Code. The Plan has since been amended on various dates. However, the Plan Administrator and legal counsel believe that the Plan continues to be tax exempt.

(6)     Plan Termination:

                Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7) Reconciliation of Financial Statements to Form 5500:

                The following is a reconciliation of net assets available for benefits per the financial statements and per the Form 5500:

                                                                              December 31,
                                                                        1998              1997
                                                                   -----------------------------

Net assets available for benefits per the financial statements      $63,049,360      $53,837,838
Amounts allocated to withdrawing participants                                 0      (   300,745)
                                                                   -----------------------------

Net assets available for benefits per Form 5500                     $63,049,360      $53,537,093
                                                                   =============================

            The following is a reconciliation of withdrawals paid to participants per the financial statements and per the Form 5500:


                                                                                  Year Ended
                                                                              December 31, 1998
                                                                             -----------------
Withdrawals paid to participants per the financial statements                   $ 4,776,059
Add: Amounts allocated to withdrawing participants at December 31, 1998                   0
Less: Amounts allocated to withdrawing participants at December 31, 1997         (  300,745)

Withdrawals paid to participants per the Form 5500                              $ 4,475,314
                                                                               ===============

                Amounts allocated for benefit claims that were processed and approved for payment prior to December 31, but which were not paid as of that date, are recorded on the Form 5500.

(9)        Supplemental Information:

                During the year ended December 31, 1998, the Plan had reportable transactions, as defined under ERISA, which are shown in
                Schedule III.

                The Plan has successfully met all the requirements of both the "actual deferred percentage" (ADP) test and the "average contribution percentage" (ACP) test for the years ended December 31, 1998 and 1997.

(10)       Subsequent Event:

                On January 1, 1999, changes were made to the investment alternatives available to Plan participants. Vanguard's Windsor II Fund, which invests in the common stocks of medium and large companies, was added. Vanguard's Total Bond Market Index Fund, which seeks to replicate the total return of the Lehman Brothers Aggregate Bond index, replaced the Vanguard Short Term Federal Fund. The balances of participants in the Short Term Federal fund were transferred to the Total Bond Market Index fund.

                                                                      Schedule I
                                                                        Item 27A
                                                                  EIN:13-5593032
                                                                Plan Number: 002

                 John Wiley & Sons, Inc. Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 1998


                                                                              Market
Name and Description                                                           Value               Cost
-----------------------------                                             -----------------   -------------
Vanguard Wellington Fund (the Balanced Fund)                             $  17,729,440       $  14,084,294
Vanguard Indexed 500 Fund (the Indexed Equity Fund)                         16,163,017           7,628,708
Brandywine Fund (the Growth Equity Fund)                                     6,118,845           5,925,778
Vanguard Explorer Fund (the Small Capitalization Equity Fund)                5,323,584           4,425,533
Vanguard Federal Portfolio (the Money Market Fund)                           4,824,987           4,824,987
The John Wiley & Sons, Inc. Stock Fund (the Stock Fund)                      4,507,203           1,950,322
Vanguard Short -Term Federal Portfolio (the Bond Fund)                       4,040,906           4,054,349
Vanguard International Equity Fund (the International Equity Fund)           2,839,584           2,787,258

                                                                     Schedule II
                                                                        Item 27A
                                                                 EIN: 13-5593032
                                                                Plan Number: 002


                 John Wiley & Sons, Inc. Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 1998

                                                            Cost and
Name and Description          Rates of Interest           Current Value
--------------------------------------------------------------------------
  Participant Loans             4.9% - 10.0%               $1,320,205

                                                                    Schedule III
                                                                        Item 27D
                                                                 EIN: 13-5593032
                                                                Plan Number: 002

                 John Wiley & Sons, Inc. Employees' Savings Plan
                       Schedule of Reportable Transactions
                      For The Year Ended December 31, 1998


Category (i) - A single transaction in excess of 5% of plan assets

Acquisitions        None

Dispositions
                                            Selling       Cost       Net Gain
                                             Price      of Assets     (Loss)
                                         --------------------------------------
T Rowe Price International Equity Fund   $ 2,643,907   $ 2,223998   $  298,561

Category (ii) - A series of transactions in excess of 5% of plan assets

Acquisitions
                                    Purchase
                                      Price

Vanguard Wellington Fund (the Balanced Fund) $4,754,458 Vanguard Indexed 500 Fund (the Indexed Equity Fund) 3,046,904 Vanguard Federal Portfolio (the Money Market Fund) 2,728,933 Vanguard Short -Term Federal Portfolio (the Bond Fund) 1,328,739 Brandywine Fund (the Growth Equity Fund) 1,293,790 T Rowe Price International Equity Fund 276,355

Dispositions

                                                          Selling        Cost       Net Gain
                                                           Price       of Assets     (Loss)
                                                        ------------------------------------
Vanguard Wellington Fund (the Balanced Fund)             $3,008,193   $2,968,729   $  39,464
Vanguard Indexed 500 Fund (the Indexed Equity Fund)       3,192,068    3,103,608      88,460
Vanguard Federal Portfolio (the Money Market Fund)        1,768,724    1,768,724        --
Vanguard Short -Term Federal Portfolio (the Bond Fund)    4,895,769    4,853,431      42,338
Brandywine Fund (the Growth Equity Fund)                  1,642,735    1,768,516    (125,781)
T Rowe Price International Equity Fund                    2,868,282    2,562,683     305,599


No expenses were incurred related to these transactions, and the purchase and sale prices approximated current value on the transaction date. The Plan had no lease commitments, obligations or leases in default, or transactions with parties-in-interest during the year.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------
                                  (Registrant)

                        By: /s/ Walter J. Conklin
                                -----------------
                                Walter J. Conklin
                                    Treasurer
                      Benefits Administration Board Member